UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 2)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Celera Corporation
(Name of Subject Company (issuer))

Spark Acquisition Corporation
a wholly owned subsidiary of

Quest Diagnostics Incorporated
(Names of Filing Persons (offerors))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

15100E106
(CUSIP Number of Class of Securities)

William J. O’Shaughnessy, Jr.
Quest Diagnostics Incorporated
3 Giralda Farms
Madison, New Jersey  07940
Telephone:  (973) 520-2700
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Clare O’Brien
Robert M. Katz
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York  10022
Telephone: (212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$683,780,048	$79,386.86

(1)
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended. Calculated by multiplying $8.00, the per share tender offer price, by 85,472,506 shares of common stock of Celera Corporation, which includes (a) 82,155,471 shares of common stock issued and outstanding (excluding treasury shares), (b) 1,343,777 restricted stock units subject to vesting and (c) 1,973,258 shares of common stock subject to outstanding stock options with an exercise price less than $8.00.

(2)
The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010.  Such fee equals 0.0001161% of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $79,386.86	Filing Party:	Spark Acquisition Corporation and Quest Diagnostics Incorporated
Form or Registration No.: Schedule TO-T	Date Filed: March 28, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

	☒	third-party tender offer subject to Rule 14d-1.

	☐	issuer tender offer subject to Rule 13e-4.

	☐	going-private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 filed with the Securities and Exchange Commission on April 4, 2011, amends and supplements the Tender Offer Statement filed on Schedule TO (as amended or supplemented, the “Schedule TO”) with the Securities and Exchange Commission on March 28, 2011, by Quest Diagnostics Incorporated, a Delaware corporation (“Quest Diagnostics”), and Spark Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Quest Diagnostics (the “Purchaser”).  The Schedule TO relates to the offer by the Purchaser to purchase all the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Celera Corporation, a Delaware corporation (“Celera”), at a price of $8.00 per Share, net to the holder thereof in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated March 28, 2011 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.  The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letter of Transmittal is incorporated herein by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent provided herein.  All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO.

Item 11. Additional Information.

The Offer to Purchase and Item 5 of the Schedule TO, to the extent Item 5 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

Section 10 – “Background of the Offer; Past Contacts or Negotiations with Celera” of the Offer to Purchase is hereby amended and supplemented by adding the following as a new paragraph to the end thereof:

“On March 30, 2011, Biotechnology Value Fund, L.P. (“BVF”) sent a letter to Dr. Mohapatra stating that it would not support Quest Diagnostics’s acquisition of Celera, as currently proposed, and suggesting a revised structure that BVF would support.  Quest Diagnostics responded to such letter on April 1, 2011.”

The Offer to Purchase and Item 11 of the Schedule TO, to the extent Item 11 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

Section 11(h) – “Recent Developments Relating to Celera” of the Offer to Purchase is hereby amended and supplemented by adding the following as a new paragraph to the end thereof:

“On April 1, 2011, a Verified Consolidated Amended Class Action Complaint was filed in In re Celera Corporation Shareholder Litigation (Consolidated C.A. No. 6304-VCP) pending in the Delaware Court of Chancery (“Amended Delaware Complaint”). The Amended Delaware Complaint supersedes the existing complaints pending in the Delaware Court of Chancery (New Orleans Employees’ Retirement System,  Ariel Holdings and Henderson, each previously described in the Schedule TO) and amends the consolidated complaints by further alleging that Celera and the Celera Board caused to be filed a false and/or misleading Solicitation/Recommendation Statement on Schedule 14D-9. Quest Diagnostics and the Purchaser believe the plaintiffs’ allegations lack merit, and intend to defend vigorously against them; however, there can be no assurance that Quest Diagnostics or the Purchaser will be successful in their defense.

On April 1, 2011, a putative class action lawsuit captioned McCreary v. Celera Corp., et al. (No. C 11-01618 SC), was filed in the United States District Court for the Northern District of California.  The lawsuit names as defendants members of the Celera Board, Celera, Quest Diagnostics and the Purchaser.  The lawsuit is being brought by a purported stockholder of Celera, on behalf of himself and on behalf of similarly situated stockholders of Celera.  The lawsuit alleges that Celera and the members of the Celera Board purportedly omitted certain material facts from, and misrepresented certain material facts in, the Solicitation/Recommendation Statement on Schedule 14D-9, that the members of the Celera Board breached their fiduciary duties in connection with the Offer and the Merger by purportedly failing to maximize shareholder value, and that Quest Diagnostics and Celera aided and abetted the alleged breaches.  The lawsuit seeks injunctive relief, including, among other things, to enjoin the consummation of the Offer and the Merger, and an award of all costs and disbursements of the action, including attorneys’ fees.  Quest Diagnostics and the Purchaser believe that this lawsuit is without merit and intend to defend vigorously against it; however, there can be no assurance that Quest Diagnostics or the Purchaser will be successful in their defense.”

ITEM 12. Exhibits.

Item 12 of the Schedule TO is amended and supplemented by adding the following:

(a)(5)(D)	Letter from Quest Diagnostics Incorporated to Biotechnology Value Fund, L.P., dated April 1, 2011.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 4, 2011

SPARK ACQUISITION CORPORATION

By:	/s/ Robert A. Hagemann
Name: Robert A. Hagemann
Title: President

QUEST DIAGNOSTICS INCORPORATED

By:	/s/ William J. O’Shaughnessy, Jr.
Name: William J. O’Shaughnessy, Jr.
Title: Assistant General Counsel and Secretary

EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated March 28, 2011.

(a)(1)(B)*	Form of Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(A)*
Press release issued by Celera Corporation and Quest Diagnostics Incorporated on March 18, 2011, incorporated herein by reference to the Schedule TO-C filed by Quest Diagnostics Incorporated and the Purchaser on March 18, 2011.

(a)(5)(B)*	Summary Advertisement as published in the Wall Street Journal on March 28, 2011.

(a)(5)(C)*	Press release issued by Quest Diagnostics Incorporated on March 28, 2011.

(a)(5)(D)	Letter from Quest Diagnostics Incorporated to Biotechnology Value Fund, L.P., dated April 1, 2011.

(b)(1)*
Credit Agreement, dated as of May 31, 2007, by and among Quest Diagnostics Incorporated, certain subsidiary guarantors and the various lenders party thereto, incorporated herein by reference to Quest Diagnostics Incorporated’s current report filed on Form 8-K on June 6, 2007.

(b)(2)*
Fourth Amended and Restated Credit and Security Agreement, dated as of June 11, 2008, by and among Quest Diagnostics Incorprated, Quest Disagnostics Receivables Inc. and the various lenders thereto (the “Credit Agreement”), incorporated herein by reference to Quest Diagnostics Incorporated’s quarterly report for the quarter ended June 30, 2008 on Form 10-Q, filed on July 24, 2008.

(b)(3)*	Amendment No. 1 to the Credit Agreement, incorporated herein by reference to Quest Diagnostics Incorporated’s 2008 annual report on Form 10-K, filed on February 17, 2009.

(b)(4)*	Amendment No. 2 to the Credit Agreement, incorporated herein by reference to Quest Diagnostics Incorporated’s 2009 annual report on Form 10-K, filed on February 17, 2010.

(b)(5)*	Amendment No. 3 to the Credit Agreement, incorporated herein by reference to Quest Diagnostics Incorporated’s 2010 annual report on Form 10-K, filed on February 16, 2011.

(d)(1)*	Agreement and Plan of Merger, dated as of March 17, 2011, by and among Celera Corporation, Quest Diagnostics Incorporated and the Purchaser.

(d)(2)*	Confidentiality Agreement, dated March 9, 2010, by and between Celera Corporation and Quest Diagnostics Incorporated.

(d)(3)*	Employment Agreement, by and between Kathy Ordoñez and Quest Diagnostics Incorporated, dated as of March 17, 2011.

(d)(4)*	Offer Letter Agreement, by and between Michael Zoccoli and Quest Diagnostics Incorporated, dated as of March 17, 2011.

(d)(5)*	Offer Letter Agreement, by and between Michael Mercer and Quest Diagnostics Incorporated, dated as of March 17, 2011.

(d)(6)*	Offer Letter Agreement, by and between Paul Arata and Quest Diagnostics Incorporated, dated as of March 17, 2011.

(g)	Not applicable.

(h)	Not applicable.
_______________
*  Previously filed.